SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549


			    Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of July, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


   Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                    Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 28, 2005		By /s/  Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer





   Durango, Durango, Mexico,- Corporacion Durango, S.A. de C.V., (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the third quarter of 2005. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the third quarter 2005 and 2004 were prepared on a pro-forma basis with Paneles Ponderosa as a discontinuous operation.


BUSSINES ENVIROMENT
   During the 3Q'05 the international paper and packaging industry faced a terrible business environment when compared with the 3Q'04. As a result, the industry's average EBIT dropped by approximately 40-50% quarter over quarter.

DURANGO'S PERFORMANCE
   Reflecting its low cost producer status, Durango faced in a greater manner the 3Q'05 dramatic slowdown in the industry and it was able to outperform its peers in the industry, including the operative performance of PCA, ranked as the lowest cost producer in our sector, which EBIT dropped by approximately 45% quarter over quarter.

Item					3Q05		3Q04	  %	 Ac05	  Ac04	 %
Total Shipments
'000 Short Tons)			330.8		338.5	  -2%	 999.9  984.1	+2%
 Pricing (US$/Short Ton)	554		548	  +1%	 560	  510	     +10%
 Net Sales (US$Million)		183.2		185.5	  -1%	 560.3  502.3    +12%
 Unit Cost (US$/Short Ton)	489		465	  +5%  490	  442	     +11%
 EBITDA (US$Million)  		18.0		22.9   -21%   62.2   56.2    +11%
 EBITDA Margin 			10%		12%	  -3%	  11%	  11%		 0%
    										     US$Million

NEAR TERM OUTLOOK
  The generalized management near term outlook in the industry is disappointing but not surprising. The industry expects to record a further EBITDA declining in their 4Q'05 performance. The key drivers of the sequentially lower earnings: energy and transportation costs, lower corrugated box prices, and seasonally lower demand by the typical November-December slow down in demand, are a headwind to entire containerboard and packaging industry.
  Durango's low-cost production system would allow it to mitigate part of these adverse factors and continue outperforming the industry average during the 4Q'05, not withstanding the very strong Mexican currency and weaker domestic demand than in the US market.


INDUSTRY MEDIUM AND LONG-TERM OUTLOOK
   In spite a rather difficult fourth quarter 2005 operating environment, the containerboard and packaging industry continues showing the best medium and long-term fundamentals, and consequently the best outlook in the whole paper industry. The market conditions are improving and new price increases have been announced and would take place on very late 2005. The industry's management is foreseeing new price increases in containerboard and packaging during 2006.

SHIPMENTS
In a tough 3Q'05 market environment the Company was able to substantially increase the shipments of its core business products: Packaging. However, weaker demand on the containerboard side offset its great achievement in packaging.

The Company's total shipments increased 2% when compared with the 2004 in an accumulated basis, but decreased a 2% in this quarter compared with the third quarter of 2004.
Shipments
('000 Short tons)	3Q05		3Q04	     %	Ac05		Ac04	   %
   Paper 		146.9		167.1	   -12%	465.7		478.2	  -3%
   Packaging 	181.5		168.4	    +8%	527.3		497.4	  +6%
   Other		  2.4		  3.0	   -21%	  6.9		  8.5	 -19%
     Total 		330.8		338.5	    -2%	999.9		984.1	  +2%


PRICE
It was remarkable Durango's ability during the term 3Q'05 to protect its pricing position within a deteriorated price environment. The average sales price increase 10% to US$560 from US$510 in an accumulated basis, and increased 1% to US$554 from US$548 in the third quarter of 2004.

Prices
(US$/Short Ton)	3Q05		3Q04	   %		Ac05		Ac04	   %
   Paper		516		531	  -3%		529		476	 +11%
   Packaging	580		559	  +4%		584		539	  +8%
   Other		893		844	  +6%		895		774	 +16%
     Total		554		548	  +1%		560		510	 +10%

NET SALES
Total net sales increased by 12% to US$560.3 million from US$502.3 million in 2004 in an accumulated basis, but decreased by 1% to US$183.2 million from US$185.5 million in the third quarter of 2004. In spite of a better mix sales product.

Net Sales
(US$ Million)	3Q05		3Q04	   %		Ac05		Ac04	  %
  Paper		75.8		88.7	 -15%		246.3		227.7	 +8%
  Packaging		105.2		94.2	 +12%		307.8		268.0	+15%
  Other		  2.1		 2.5	 -16%		  6.1		  6.6	 -6%
    Total		183.2		185.5	  -1%		560.3		502.3	+12%

PRODUCTION COST
While the industry's average cost increased by approximately 8% in the 3Q'05, Durango was able to maintain this increase below 5%, reflecting the Company's cost structure advantage. The unit production cost increased 11% in an accumulated basis from 2004, but increased 5% from the third quarter of 2004, due to several layers of cost escalation including energy, fuel, labor, transportation, chemicals, and the appreciation rate.

Unit Cost
(US$/ Short Ton)	3Q05		3Q04	  %		Ac05		Ac04	  %
     Total		489		465	+5%		490		442	+11%

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
During the 3Q'05 the company reduced its SG&A expenses by 11%, as a result of its disciplined strategy. Selling, general and administrative expenses increased 2% to US$42.6 million from US$41.7 million in 2004 in an accumulated basis, and reduced a 7% from US$16.2 million in the third quarter of 2004 to US$15.0 million in the Third quarter of 2005.

EBITDA
EBITDA increased 11% from 2004 in an accumulated basis. EBITDA as a percentage of net sales was 11% as of September 30, 2005 remain flat compared with the 11% as of September 30, 2004.

EBITDA
(US$ Million)	Ac05		Margin	Ac04	    Margin		%
  Paper		27.8		11%		19.4		9%	    +43%
  Packaging		32.9		11%		35.3	     13%	     -7%
  Other		 1.4		23%		 1.4	     22%	     +1%
    Total		62.2		11%		56.2	     11%	    +11%

EBITDA decreased by 21% from the third quarter of 2004. EBITDA as a percentage of net sales was 10% in the third quarter of 2005 decreasing 2% compared with the 12% of the third quarter of 2004. Due to the inability of the industry to pass the higher cost completely to their customers and to the weakness of the international pricing of containerboard and newsprint.

EBITDA
(US$ Million)	3Q05		Margin	3Q04	Margin	%
  Paper		 7.1		  9%		12.3	 14%	    -42%
  Packaging		10.6		 10%		 9.6	 10%	    +10%
  Other		 0.4		 19%		 1.0	 41%	    -61%
    Total		18.0	       10%		22.9	 12%	    -21%

*EBITDA.- According with the Restructured Credit Agreement the Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries: a)operating income for such period; b)to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization, iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid of payable, and vi) non-cash charges incurred
in connection with pension plans; and c)   the aggregate amount of
interest income accrued during such period.

NET INCOME
Net Income decreased from a net gain of US$24.7 million in the third quarter of 2004 to a net gain of US$13.2 million in the third quarter of 2005, but in an accumulated basis increased from a net loss of US$67.5 million to a net gain of US$5.4 million.

DEBT REDUCTION
The Company continued strengthening its balance sheet after the restructuring process and reduced net debt by 18 million dollars or 3% of the total debt in the first nine months of the tough 2005.

CEO STATEMENT
Miguel Rincon, CEO of Corporacion Durango, stated ..."We are encouraged by our operating results in the quarter despite the impact from cost pressures, lackluster containerboard demand and lower prices. Our better than the industry results reflect continued benefit from cost reduction efforts and execution of our strategy. Costs will likely increase in the fourth quarter, driven by elevated energy and freight expense, and average corrugated prices will be sequentially lower. However, market conditions are shifting in our favor to build a much greater financial performance along the year 2006. Durango remains committed to further reduce debt and outperform the industry's results".

Special Note Regarding Forward-Looking Statements
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.


CONTACTS

      Corporacion Durango, S.A. de C.V.          The Global Consulting Group

       Mayela R. Velasco            			      Kevin Kirkeby
       +52 (618) 829 1008     				      (646) 284-9416
       mrinconv@corpdgo.com.mx     	                  kkirkeby@hfgcg.com

       Miguel Antonio R.
       +52 (618) 829 1070
       rinconma@corpdgo.com.mx


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                             US$ DLLS.
                                                      December 31, Sept 30,    Sept 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    848,099$    708,006      65,613
  Accounts receivable, net .........................   1,698,534   1,605,815     148,815
  Taxes recoverable and other assets ...............     144,886       8,833         819
  Inventories, net .................................   1,093,439   1,199,638     111,173
  Prepaid expenses .................................       6,749      22,955       2,127
  Current assets of discontinued operations ........     106,280           0           0
            Total current assets ...................   3,897,987   3,545,247     328,547
PROPERTY, PLANT AND EQUIPMENT, net .................  11,276,193  11,020,344   1,021,282
OTHER ASSETS, net ..................................     345,560     333,636      30,919
Noncurrent assets of discontinued operations .......     253,559           0           0
            Total  assets ..........................$ 15,773,299$ 14,899,227   1,380,747

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     180,376     228,657      21,190
  Interest payable .................................      16,018       8,396         778
  Trade accounts payable ...........................     746,412     847,889      78,576
  Notes payable ....................................      49,436      52,089       4,827
  Accrued liabilities ..............................     699,476     424,625      39,351
  Employee profit-sharing ..........................         863       1,560         145
  Current liabilities of discontinued operations ...     129,082           0           0
            Total  current liabilities .............   1,821,663   1,563,216     144,867
LONG-TERM DEBT .....................................   7,068,806   6,670,726     618,192
LONG-TERM NOTES PAYABLE ............................      89,692      72,090       6,681
DEFERRED TAXES......................................   1,464,168   1,556,833     144,275
LIABILITY FOR EMPLOYEE BENEFITS.....................     310,757     311,705      28,886
LIABILITY FOR CAPITALIZATION .......................   3,212,988           0           0
LONG TERM LIABILITIES OF DISCONTINUED OPERATIONS....     147,826           0           0
            Total long term liabilities ............  12,294,237   8,611,354     798,035
            Total  liabilities .....................  14,115,900  10,174,570     942,902
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,578,602   4,497,473     432,815
  Minority interest ................................      78,797      54,277       5,030
            Total stockholders' equity .............   1,657,399   4,724,657     437,845
            Total liabilities and stockholders' equi$ 15,773,299$ 14,899,227   1,380,747

               Exchange rate: $ 10.7907

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sept  Acum. Sept
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     62,159$     53,181       4,928
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     433,154     321,194      29,766
       Amortization of debt issuance cost and other
           financing costs .....................................     333,064           0           0
       Loss on sale of property, plant and equipment ...........      22,486       1,361         126
       Impairment of long-lived assets .........................     471,618           0           0
       Deferred income taxes ...................................    -523,139      43,619       4,042
       Other....................................................      16,753      23,831       2,208
       Total items which do not require cash....................     753,936     390,005      36,143
  Net resources generated from income ..........................     816,095     443,186      41,071
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      72,042    -106,199      -9,842
    Decrease (Increase) in current assets ......................     -28,856     119,847      11,107
    Decrease (increase) in account receivables, net ............     133,457      92,719       8,592
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -180,806    -177,646     -16,463
  Resources generated by continued operating  ..................     811,932     371,907      34,466
  Assets and liabilities discontinued ..........................      22,283     -22,802      -2,113
  Resources generated by operating activities ..................     834,215     349,105      32,352
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -615,956  -3,591,312    -332,815
       Increase (Decrease) in capital ..........................          48     284,573      26,372
       Gain on shares sales ....................................           0   2,910,772     269,748
  Net resources generated from financing activities ............    -615,908    -395,967     -36,695
INVESTMENT ACTIVITIES:
       Restricted cash..........................................     168,511           0           0
       Acquisition of property, plant and equipment.............    -210,823     -61,163      -5,668
       Sale of property, plant and equipment....................      16,225       2,217         205
       Profit on sale of discontinued operations................           0      45,733       4,238
       Acquisition of shares ...................................           0     -65,548      -6,074
       Increase in deferred assets .............................     -34,310     -14,470      -1,341
  Net resources applied to investing activities ................     -60,397     -93,231      -8,640
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     157,910    -140,093     -12,983
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     690,189     848,099      78,595
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    848,099$    708,006US    65,613

* The exchange rate of 10.7907 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 2,162,239$  1,976,617         -9%     185,462     183,178         -1%
COST OF SALES ...........................  1,834,386   1,746,758         -5%     157,342     161,877          3%
     Gross profit........................    327,853     229,859        -30%      28,120      21,301        -24%

     Selling and Administrative expenses     188,718     161,361        -14%      16,165      14,954         -7%
     Operating income ...................    139,135      68,498        -51%      11,955       6,347        -47%
FINANCIAL EXPENSE:
Interest expense ........................    331,963     137,369        -59%      28,180      12,730        -55%
Interest income .........................     -8,108      -9,954         23%        -689        -922         34%
Exchange (gain) loss, net ...............   -133,073       8,348     N/A         -11,290         773     N/A
Gain on monetary position ...............   -139,378     -27,318        -80%     -11,730      -2,531        -78%
  Total financial expense ...............     51,404     108,445        111%       4,471      10,050        125%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    130,543      34,506        -74%      11,062       3,198        -71%
  Total other income (expense) ..........    130,543      34,506        -74%      11,062       3,198        -71%
  Income (loss) before income and asset t    218,274      -5,441     N/A          18,546        -505     N/A
Provisions for income and asset taxes ...     81,426      60,230        -26%       6,773       5,582        -18%
Provision for deferred income taxes .....   -118,907    -204,801         72%      -9,928     -18,980         91%
  Net income after taxes ................    255,755     139,130        -46%      21,701      12,893        -41%
Impairment ..............................          0           0     N/A            0           0        N/A
Discontinued operations .................    -34,913      -3,190        -91%      -2,962        -296        -90%
Net income before minority interest......$   290,668$    142,320        -51%      24,663      13,189        -47%
  Minority interest......................      1,400      13,061        833%         117       1,211        935%
  Majority net income....................$   289,268$    129,259        -55%      24,546      11,978        -51%

  Operating income ......................    139,135      68,498        -51%      11,955       6,347        -47%
  Depreciation & amortization ...........    111,238     103,673         -7%       9,506       9,608          1%
  Interest income .......................      8,108       9,954         23%         689         922         34%
  Employee retirement obligations .......      2,853       8,269        190%         242         766        217%
  Allowance for doubtful accounts .......      6,118       4,363        -29%         519         404        -22%
  EBITDA ................................    267,452     194,757        -27%      22,911      18,047        -21%

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 5,906,808$  6,140,815          4%     502,277     560,272         12%
COST OF SALES ...........................  5,110,172   5,369,735          5%     434,765     490,005         13%
     Gross profit........................    796,636     771,080         -3%      67,512      70,267          4%

     Selling and Administrative expenses     491,337     466,989         -5%      41,675      42,625          2%
     Operating income ...................    305,299     304,091          0%      25,837      27,642          7%
FINANCIAL EXPENSE:
Interest expense ........................  1,065,619     425,224        -60%      89,555      38,717        -57%
Interest income .........................    -19,562     -26,802         37%      -1,648      -2,425         47%
Exchange (gain) loss, net ...............    167,164    -232,560     N/A          13,284     -21,469     N/A
Gain on monetary position ...............   -268,681     -92,848        -65%     -22,604      -8,363        -63%
  Total financial expense ...............    944,540      73,014        -92%      78,587       6,460        -92%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    122,905     -97,629     N/A          10,518      -8,762     N/A
  Total other income (expense) ..........    122,905     -97,629     N/A          10,518      -8,762     N/A
  Income (loss) before income and asset t   -516,336     133,448     N/A         -42,232      12,420     N/A
Provisions for income and asset taxes ...    123,380      82,381        -33%      10,413       7,603        -27%
Provision for deferred income taxes .....   -334,776      43,619     N/A         -28,643       3,605     N/A
  Net income after taxes ................   -304,940       7,448       -102%     -24,002       1,212       -105%
Impairment ..............................    539,641           0       -100%      46,932           0       -100%
Discontinued operations .................    -40,495     -45,733         13%      -3,464      -4,168         20%
Net income before minority interest......$  -804,086$     53,181       -107%     -67,470       5,380       -108%
  Minority interest......................     -7,447     -22,520        202%        -638      -1,927        202%
  Majority net income....................$  -796,639$     75,701       -110%     -66,832       7,307       -111%

  Operating income ......................    305,299     304,091          0%      25,837      27,642          7%
  Depreciation & amortization ...........    318,328     312,946         -2%      26,993      28,540          6%
  Interest income .......................     19,562      26,802         37%       1,648       2,425         47%
  Employee retirement obligations .......      4,807      25,684        434%         405       2,360        483%
  Allowance for doubtful accounts .......     15,615      13,156        -16%       1,313       1,197         -9%
  EBITDA ................................    663,611     682,679          3%      56,196      62,164         11%